Aflac Incorporated 2004 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2004	2003	2002	2001	2000

Numerator (in millions):
Basic: net earnings applicable
to common stock	$1,299	$795	$821	$687	$687
Diluted: net earnings applicable
to common stock	1,299	795	821	687	687

Denominator (in thousands):
Average outstanding shares used
in the computation of earnings
per share - basic	507,333	513,220	517,541	525,098	530,607

Average outstanding shares used
in the computation of earnings
per share - basic	507,333	513,220	517,541	525,098	530,607
Dilutive effect of stock options	9,088	8,918	10,785	12,285	14,299

Average outstanding shares used
in the computation of earnings
per share - diluted	516,421	522,138	528,326	537,383	544,906

Earnings per share:
Basic	$2.56	$1.55	$1.59	$1.31	$1.30
Diluted	2.52	1.52	1.55	1.28	1.26

EXH 11-1